SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 July to 3 August 2015

DATE	DETAILS

03 August 2015	Total Voting Rights

31 July 2015	Transaction in Own Shares

30 July 2015	Transaction in Own Shares

30 July 2015	Notification of Directors’ Interests – Long Term Performance Plan — 2011 and 2012 Partial Award Releases

29 July 2015	Transaction in Own Shares

28 July 2015	Transaction in Own Shares

27 July 2015	Transaction in Own Shares

21 July 2015	Transaction in Own Shares

20 July 2015	Transaction in Own Shares

17 July 2015	Transaction in Own Shares

16 July 2015	Transaction in Own Shares

15 July 2015	Transaction in Own Shares

14 July 2015	Transaction in Own Shares

13 July 2015	Transaction in Own Shares

10 July 2015	Transaction in Own Shares

09 July 2015	Transaction in Own Shares

08 July 2015	Transaction in Own Shares

07 July 2015	Transaction in Own Shares

07 July 2015	Notification of Directors’ Interests – NG Share Incentive Plan

06 July 2015	Transaction in Own Shares

03 July 2015	Transaction in Own Shares

02 July 2015	Transaction in Own Shares

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

24 July 2015: Share Buyback Programme
21 July 2015: AGM Poll Results
10 July 2015: National Grid Publishes Newsletter including General Business Updates
07 July 2015: Share Buyback Programme